U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

(Check One)

☒ Registration statement pursuant to Section 12 of the Securities Exchange Act of 1934

or

☐ Annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended:

Commission file number:

PENN WEST ENERGY TRUST

(Exact name of registrant as specified in its charter)

Alberta, Canada	1311	None
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number (if applicable))	(I.R.S. Employer Identification Number (if Applicable))

Suite 2200, 425 1st Street S.W. Calgary, Alberta, Canada T2P 3L8
(403) 777-2666
(Address and Telephone Number of Registrant’s Principal Executive Offices)

DL Services Inc,
1420 Fifth Avenue, Suite 3400
Seattle, WA 98101
(206) 903-5548
(Name, Address (Including Zip Code) and Telephone Number
(Including Area Code) of Agent For Service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Trust Units	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

For annual reports, indicate by check mark the information filed with this Form:

☐ Annual Information Form	☐ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Indicate by check mark whether the registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the file number assigned to the registrant in connection with such rule.

Yes ☒                    No ☐

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports); and (2) has been subject to such filing requirements for the past 90 days.

Yes ☐                    No ☒

FORM 40-F

Principal Documents

The documents filed as Exhibits 99.1 through 99.73 and Exhibits 99.82 through 99.88 hereto, each of which is incorporated by reference into this registration statement, contain all information material to an investment decision that Penn West Energy Trust (the “Trust”), since May 31, 2005 (the date the Trust became a reporting issuer in Canada), (i) made or was required to make public pursuant to the law of Alberta or Canada, (ii) filed or was required to file with the Toronto Stock Exchange (the “TSX”) and which was made public by the TSX, or (iii) distributed or was required to distribute to its security holders.

Exhibit 99.59 and Exhibits 99.66 through 99.73, each of which is incorporated by reference into this registration statement, contain required reconciliations to United States generally accepted accounting principles of certain financial statements included in this registration statement.

Description of Trust Units

See Exhibit 99.89 hereto, which is incorporated by reference into this registration statement.

Off-Balance Sheet Arrangements

The Trust has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Trust’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Tabular Disclosure of Contractual Obligations

The following table sets forth the Trust’s known contractual obligations as at December 31, 2005.

	Payments Due By Period (in millions of Canadian dollars)
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
Transportation	56.3	19.4	18.6	9.4	8.9
Electricity	26.0	3.9	7.8	7.8	6.5
Office lease	21.8	5.4	8.7	6.3	1.4
Long term debt (1)(2)	542.0	—	—	—	542.0
Asset Retirement Obligation (3)	777.0	10.0	15.2	15.6	736.2
Total	1,423.1	38.7	50.3	39.1	1,295.0

(1)

Approval to extend the revolving period must be obtained from the banking syndicate in three years. The Trust and its predecessor have successfully extended its credit facility on each renewal date since 1992.

(2)	Interest payments have not been included since future debt levels and rates are not known at this time.
(3)	These amounts represent the undiscounted future reclamation and abandonment costs that are expected to be incurred over the life of the properties.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.            Undertaking.

The Trust undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by Commission staff, information relating to:  the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

B.                                    Consent to Service of Process.

The Trust has concurrently filed a Form F-X in connection with the class of securities in relation to which the obligation to file this report arises.

Any change to the name or address of the agent for service of process of the Trust shall be communicated promptly to the Securities and Exchange Commission by an amendment to the Form F-X referencing the file number of the Trust.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trust certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, on June 2, 2006.

PENN WEST ENERGY TRUST
By its administrator, Penn West Petroleum Ltd.

By:	/s/ William E. Andrew
Name:	William E. Andrew
Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
Penn West Energy Trust Filings
99.1	Annual Information Form for the year ended December 31, 2005
99.2	Audited Consolidated Annual Financial Statements for the years ended December 31, 2005 and 2004
99.3	Interim Financial Statements for the quarter ended June 30, 2005
99.4	Interim Financial Statements for the quarter ended September 30, 2005
99.5	Management’s Discussion and Analysis for the year ended December 31, 2005
99.6	Management’s Discussion and Analysis for the quarter ended June 30, 2005
99.7	Management’s Discussion and Analysis for the quarter ended September 30, 2005
99.8	Material Change Report, dated June 3, 2005
99.9	Material Change Report, dated April 24, 2006
99.10	2005 Annual Report
99.11	NPI Agreement, dated May 31, 2005
99.12	Administration Agreement, dated May 31, 2005
99.13	Notice Pursuant to National Instrument 51-102
99.14	ON Form 13-502F1 — Annual Participation Fee for Reporting Issuers for the year ended December 31, 2005
99.15	Notice of Adoption of Annual Information Form
99.16	Trust Indenture, as amended and restated as of May 31, 2005
99.17	Code of Business Conduct and Ethics
99.18	Code of Ethics for Senior Officers and Senior Financial Management
99.19	CEO Annual Certification under Canadian law for the fiscal year ended December 31, 2005
99.20	CFO Annual Certification under Canadian law for the fiscal year ended December 31, 2005
99.21	CEO Interim Certification under Canadian law for the fiscal quarter ended June 30, 2005
99.22	CFO Interim Certification under Canadian law for the fiscal quarter ended June 30, 2005
99.23	CEO Interim Certification under Canadian law for the fiscal quarter ended September 30, 2005
99.24	CFO Interim Certification under Canadian law for the fiscal quarter ended September 30, 2005
99.25	News release, dated April 20, 2006
99.26	News release, dated April 16, 2006
99.27	News release, dated March 28, 2006
99.28	News release, dated March 23, 2006
99.29	News release, dated March 8, 2006
99.30	News release, dated February 27, 2006
99.31	News release, dated February 24, 2006

99.32	News release, dated February 14, 2006
99.33	News release, dated February 3, 2006
99.34	News release, dated February 2, 2006
99.35	News release, dated January 16, 2006
99.36	News release, dated January 16, 2006
99.37	News release, dated December 21, 2005
99.38	News release, dated December 8, 2005
99.39	News release, dated December 1, 2005
99.40	News release, dated November 21, 2005
99.41	News release, dated November 9, 2005
99.42	News release, dated November 7, 2005
99.43	News release, dated October 17, 2005
99.44	News release, dated September 23, 2005
99.45	News release, dated September 1, 2005
99.46	News release, dated August 23, 2005
99.47	News release, dated August 5, 2005
99.48	News release, dated August 3, 2005
99.49	News release, dated May 31, 2005
99.50	News release, dated May 8, 2006
99.51	News release, dated May 9, 2006
99.52	News release, dated May 24, 2006
99.53	Management’s Discussion and Analysis for the quarter ended March 31, 2006
99.54	Interim Financial Statements for the quarter ended March 31, 2006
99.55	CEO Interim Certification under Canadian law for the fiscal quarter ended March 31, 2006
99.56	CFO Interim Certification under Canadian law for the fiscal quarter ended March 31, 2006
99.57	Material Change Report, dated April 24, 2006

Petrofund Energy Trust Filings
99.58	Annual Information Form for the year ended December 31, 2005
99.59	Audited Consolidated Annual Financial Statements for the years ended December 31, 2005 and 2004 (including U.S. GAAP reconciliation)
99.60	Management’s Discussion and Analysis for the year ended December 31, 2005
99.61	Interim Financial Statements for the quarter ended March 31, 2006
99.62	Management’s Discussion and Analysis for the quarter ended March 31, 2006
99.63	Information Circular, dated February 28, 2006, in respect of Petrofund’s annual meeting of unitholders held on April 19, 2006
99.64	Material Change Report, dated April 24, 2006
99.65	Business acquisition report, dated January 27, 2006

Other Financial Statements and U.S. GAAP Reconciliations
99.66	Consolidated Financial Statements of Kaiser Energy Ltd. as at December 31, 2004 and 2003 and for the years then ended (including U.S. GAAP reconciliation)
99.67	Financial Statements of Canadian Acquisition Limited Partnership as at December 31, 2004 and 2003 and for the years then ended (including U.S. GAAP reconciliation)
99.68	Financial Statements of Kaiser Unincorporated Assets for the years ended December 31, 2004 and 2003 (including U.S. GAAP reconciliation)
99.69	1231818 Alberta Ltd. audited balance sheet as at March 31, 2006 (included in Appendix H to Exhibit 99.82 hereto)
99.70

1231818 Alberta Ltd. Statement of Net Operating Revenue of the ExploreCo Assets for each of the years in the three year period ended December 31, 2005 (including U.S. GAAP reconciliation) (included in Appendix H to Exhibit 99.82 hereto)

99.71

Pro forma consolidated financial statements of 1231818 Alberta Ltd. as at and for the three months ended March 31, 2006, and for the year December 31, 2005 (including U.S. GAAP reconciliation) (included in Appendix H to Exhibit 99.82 hereto)

99.72	Penn West Energy Trust pro forma financial statements (including U.S. GAAP reconciliation)
99.73	U.S. GAAP reconciliation of Penn West Energy Trust Audited Consolidated Annual Financial Statements for the years ended December 31, 2005 and 2004

Consents
99.74	Consent of KPMG LLP

99.75	Consent of Collins Barrow Calgary LLP
99.76	Consent of Deloitte & Touche LLP
99.77	Consent of GLJ Petroleum Consultants Ltd.
99.78	Consent of Burnet, Duckworth & Palmer LLP
99.79	Consent of Dorsey & Whitney LLP
99.80	Consent of Macleod Dixon LLP
99.81	Consent of Shearman & Sterling LLP

Merger Documents
99.82	Joint Information Circular and Proxy Statement, dated May 23, 2006
99.83	Letter of Transmittal
99.84	Penn West Energy Trust Instrument of Proxy
99.85	Petrofund Energy Trust Instrument of Proxy
99.86	Arrangement Agreement, dated April 16, 2006
99.87	Amended and Restated Arrangement Agreement, dated as of May 23, 2006
99.88	News release, dated June 1, 2006

Description of Trust Units
99.89	Description of Trust Units of Penn West Energy Trust